UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02031732

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Mary Y. Jakimier
Attorney
J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Act 1934
Section 14A-8
Rule
Public Availability 3/27/2002

Re: J.C. Penney Company, Inc.
Incoming letter dated January 17, 2002

Dear Ms. Jakimier:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to J.C. Penney by Gary Nystrom. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAY 22 2002
THOMSON
FINANCIAL

Enclosures

cc: Gary L. Nystrom
250 Gentry Circle
Vacaville, CA 95687

CRGH

it'sallinside.

JCPenney

stores catalog .com

January 17, 2002

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Attention: Division of Corporation Finance

Re: J. C. Penney Company, Inc. – Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, J. C. Penney Company, Inc. ("JCPenney") requests confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend any enforcement action if JCPenney excludes a proposal submitted by Mr. Gary L. Nystrom (the "Proposal") from the proxy materials for JCPenney's 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal from its proxy materials if the proposal is contrary to the proxy rules of the Securities and Exchange Commission, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As described below, we believe the Proposal contains false and misleading information and makes material omissions in violation of Rule 14a-9.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and Exhibit 1. By copy of this letter, the proponent is being notified of JCPenney's intention to exclude the Proposal from JCPenney's 2002 Proxy Materials.

JCPenney plans to commence with the mailing of its definitive proxy materials on or about April 10, 2002. Accordingly, we would appreciate the Division's prompt advice with respect to this matter.

I. The Proposal.

On December 14, 2001, JCPenney received a letter from Mr. Gary L. Nystrom (the "Proponent") dated December 13, 2001, requesting JCPenney include the Proponent's proposals in its 2002 Proxy Materials. JCPenney notified the Proponent by letter dated December 19, 2001 that, among other deficiencies, his letter contained multiple proposals. On January 2, 2002,

J. C. Penney Company, Inc.
P.O. Box 10001, Dallas, TX 75301-0001
6501 Legacy Drive, Plano, TX 75024-3698

JCPenney received the Proponent's revised submission containing the Proposal (a copy of which is attached hereto as Exhibit 1) which is the subject of this request for a no-action ruling.

II. **Statement of Reasons to Exclude**

The Proposal and supporting statement are contrary to Rule 14a-9 which prohibits false or misleading statements (Rule 14a-8(i)(3)). The Staff has recognized that a Proposal or portions of a Proposal may properly be excluded under Rule 14a-8(i)(3) as false or misleading because they consist of unsupported generalizations, the proponent's opinion, or missing citations. See Alaska Air Group, Inc. (March 13, 2001); The Boeing Co. (Feb. 2, 2001); Sysco Corp. (Aug. 10, 2000). The following statements contained in the Proposal are misleading because they do not state the factual basis for their conclusions, are the Proponent's opinion, or are not accompanied by proper citation or references to authority. The Proponent uses terms and concepts such as "investment terms", "revenue", "cash flow", "industry average", and "revenue growth to earnings", in ways which are either incorrect, or cannot be tied to the numbers and information published in our Annual Report, or concepts that are not commonly used performance metrics, and are therefore imprecise and misleading. Each is therefore properly excluded from the Proposal:

(a) "For several years, the shareholders and employees who are members of JCPenney's Profit Sharing Plan have greatly suffered, most losing over 65% of their investment." Investment returns for common stock are based on the purchase price, sale or ending price, and the amount of any dividends or other consideration received by investors. Without specific knowledge regarding each shareholder's basis, holding period and dividend history, it is impossible to assert a generalized investment return for "most investors". This generalization is misleading because it is unsupported by a factual basis for its conclusion.

(b) "Many believe our Board of Directors has been out of tune with the investors and has failed to protect the shareholders' and employees interests." This may well be the Proponent's opinion but use of the word "many" is vague and unsupported by citation to a specific source.

(c) "While management has told us they have been making changes that will enhance our shareholders' value, just the opposite has happened." No reference is provided for the statement by management, and the phrases "shareholders' value" and "just the opposite has happened" are generalizations that are misleading because they are unsupported by a definition or specific measurement parameters, and are only the Proponent's opinion, respectively.

(d) "We have seen the profits deteriorate, loss of market share, greatly reduced employee and retiree benefits, selling profitable assets, and lowering of our credit rating to junk bond status." Each of the elements of this sentence is unsupported by definition, factual basis or citation to a specific source and is therefore misleading and properly excluded.

(e) "Because the Board failed to ensure management was meeting the objectives expected by us shareholders." This may be the Proponent's opinion, but it is otherwise vague and unsubstantiated and is therefore misleading.

(f) "J. C. Penney's one-year revenue growth is 137% lower than the industry average, which means the company is growing significantly slower than our peers. Our revenue growth to earnings is also lagging the industry average. Our one-year earnings growth is over 78% lower than the industry average, which may indicate the company has rising costs, decreased sales, or both. Our one-year cash flow growth is over 274% lower than the industry average." This paragraph is incomprehensible and therefore false and misleading. It is not meaningful to speak of revenue growth being more than 100% lower than the industry average or cash flow growth as being more than 100% lower than industry average. Once comparisons such as these drop below zero they become meaningless. In addition, no factual basis (i.e. the companies used for comparison, their industrial classification, and the time period under consideration) is provided for "industry average" and no reference to authority or a specific source is provided for this information. Revenue growth to earnings is not a commonly used performance metric, which renders this portion of the paragraph misleading. Fourthly, no percentage of statistical significance is provided for the phrase "which means the company is growing significantly slower than our peers", which renders the phrase meaningless. Finally, the phrase "which may indicate the company has rising costs, decreased sales, or both" is misleading because no reference to authority or a specific source is provided, and without such it is merely a vague unsubstantiated assertion.

(g) The labels "Net Income" and "Cash Flow", in the second and third rows in the Proposal's chart, respectively, are not defined and are therefore misleading and properly excluded. In addition, the figures for the years associated with those labels in the table cannot be substantiated by reference to our published financial statements, and no reference to authority or a specific source is provided.

(h) " At least every eight years, there will be a fresh face, a fresh perspective — a fresh start. By having term limits, the Board should be enhanced by bringing new ideas, fresh approaches, and qualified directors with valuable experience. It would prevent entrenched incumbency to remain in office too long and ignore their duties as representatives of the shareholders." The implementation of term limits for directors is not a guarantee of the desirable director attributes described in the second sentence quoted above. These two sentences are misleading and therefore properly excluded.

(i) Entries in the row in the Proposal's chart labeled "Revenue" cannot be tied to the financial statements reported in JCPenney's Annual Reports to Stockholders.

III. Conclusion.

Based on the foregoing, JCPenney requests that the Division confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from JCPenney's 2002 Proxy Materials. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Division does not agree with JCPenney's position, or has questions or requires additional information, we would appreciate an opportunity to confer with the

Division prior to the issuance of a formal response. Please call me at (972) 431-2410 if you have any questions or need additional information or as soon as a Division response is available.

Very truly yours,

Mary Y. Jakimier
Attorney

Overnight Mail

cc: Gary L. Nystrom
250 Gentry Circle
Vacaville, CA 95687

Exhibit 1

PROPOSAL TO ESTABLISH TERM LIMITS FOR MEMBERS OF THE BOARD OF DIRECTORS

RESOLVED, that the stockholders of J.C. Penney, Inc. amend the Company's Bylaws, in compliance with applicable law, to establish term limits in the Restated Certificate of Incorporation, and that "no outside directors shall serve for more than twelve years." The reorganization would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current system, subsequently expires.

SUPPORTING STATEMENT

For several years, the shareholders and employees who are members of the Company's Profit Sharing Plan have greatly suffered, most losing over 65% of their investment. Why? The answer is very clear. **Accountability!** Many believe our Board of Directors has been out of tune with the investors and has failed to protect the shareholders' and employees interests.

While management has told us they have been making changes that will enhance our shareholders' value, just the opposite has happened. We have seen the profits deteriorate, loss of market share, greatly reduced employee and retiree benefits, selling profitable assets, and lowering of our credit rating to junk bond status. Why? Because the Board failed to ensure management was meeting the objectives expected by us shareholders. Mr. Questrom has stated, "Our problems began over 10 years ago." If this is true, where was the Board? Were they asleep at the helm?

J. C. Penney's one-year revenue growth is 137% lower than the industry average, which means the company is growing significantly slower than our peers. Our revenue growth to earnings is also lagging the industry average. Our one-year earnings growth is over 78% lower than the industry average, which may indicate the company has rising costs, decreased sales, or both. Our one-year cash flow growth is over 274% lower than the industry average.

$ In millions	92	93	94	95	96	97	98	99	00	01
Revenue	16201	18009	18983	20380	21419	23649	29618	30678	32510	31846
Net Income	264	777	944	1057	838	565	566	594	336	-568.0
Cash Flow	544	1052	1268	1345	1143	906	1110	1193	1010	94

Are Term Limits appropriate? Proponents of term limits think so, and 18 states have passed laws automatically forcing long-time federal and state legislators out of office. Today, term limits are growing in all forms of federal, state and local governments. Just as in presidential elections, the limits ensure that no matter how much power a given chief executive may gather, there is a definite limit on how long he or she may wield it. At least every eight years, there will be a fresh face, a fresh perspective — a fresh start.

By having term limits, the Board should be enhanced by bringing new ideas, fresh approaches, and qualified directors with valuable experience. It would prevent entrenched incumbency to remain in office too long and ignore their duties as representatives of the shareholders. No director should be able to feel his or her directorship is until retirement.

I urge you to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.C. Penney Company, Inc.
Incoming letter dated January 17, 2002

The proposal requests that J.C. Penney amend its bylaws to establish term limits.

We are unable to concur in your view that J.C. Penney may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support for the statement that begins "For several years, . . ." and ends ". . .of their investment";
- Specifically identify the "many" that the proponent refers to in the statement that begins "Many believe our Board of Directors . . . " and ends " . . . and employees interests";
- Delete the statement that begins "While management has told . . ." and ends " . . . the opposite has happened";
- Provide factual support in the form of a citation to a specific source for the statement that begins "We have seen the profits . . . " and ends ". . . rating to junk bond status";
- Delete the statement that begins "Because the board failed . . ." and ends " . . . expressed by us shareholders"
- Delete the discussion that begins "J.C. Penney's one year revenue growth . . ." and ends " . . 274% than the industry average" ;
- Delete the table that follows " . . . the industry average" and precedes "Are Term Limits . . ."; and
- Recast the sentence that begins "At least every eight years . . ." and ends " . . . - a fresh start" as the proponent's opinion.

Accordingly, unless the proponent provides J.C. Penney with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if J.C. Penney omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel